UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Blueprint Medicines Corporation

(Name of Subject Company)

ROTHKO MERGER SUB, INC.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

09627Y109

(Cusip Number of Class of Securities)

Roy Papatheodorou

Executive Vice President, General Counsel, Head of Legal Ethics & Business Integrity

Sanofi

46, avenue de la Grande Armée, 75017

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Schedule TO-C consists of the following documents related to the proposed acquisition of Blueprint Medicines Corporation:

1.	Post on employee portal to certain Sanofi employees from Brian Foard, dated June 2, 2025, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

2.

Post on employee portal to Sanofi research and development organization from Houman Ashrafian, dated June 2, 2025, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

3.	Social media posts on Sanofi’s LinkedIn and X accounts, dated June 2, 2025, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

4.	Slide deck presented on investor relations call, dated June 2, 2025, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

5.	Post on employee portal to Sanofi employees, dated June 2, 2025, a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

6.	Investor Relations call transcript, dated June 2, 2025, a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by reference.

The items listed above were first used or made available on June 2, 2025.

Additional Information for US Shareholders and Where to Find It

The tender offer for the outstanding shares of Blueprint Medicines Corporation common stock (“Blueprint”) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Blueprint, nor is it a substitute for the tender offer materials that Sanofi and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Sanofi and its acquisition subsidiary will file tender offer materials on Schedule TO, and Blueprint will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. HOLDERS OF SHARES OF BLUEPRINT ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT BLUEPRINT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Blueprint at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Sanofi’s Investor Relations Team at investor.relations@sanofi.com or on Sanofi’s website at https://www.sanofi.com/en/investors.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Sanofi files annual and special reports and other information with the SEC and Blueprint files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Sanofi and Blueprint at the SEC public reference room at 100 F. Street, N.E., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Sanofi’s and Blueprint’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, or the fact that the product may not be commercially successful, and risks related to Sanofi’s and Blueprint’s ability to complete the acquisition on the proposed terms or on the proposed timeline or at all, including the receipt of required regulatory approvals, the risk that the conditions to the closing of the transaction may not be satisfied, the possibility that competing offers will be made, the risks that the milestones related to the contingent value right will not be achieved, the risk of securityholder litigation relating to the proposed acquisition, including resulting expense or delays, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition making it more difficult to conduct business as usual or to maintain relationships with customers, employees, manufacturers, suppliers or patient groups, and the possibility that, if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Sanofi’s shares could decline, as well as other risks related to Sanofi’s and Blueprint’s respective businesses, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, including potential generic competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA or the EMA, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on companies’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the U.S. Securities and Exchange Commission (the “SEC”) and the Autorité des marchés financiers made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024 and its other filings with the SEC and the current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K and other filings with the SEC filed by Blueprint. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Sanofi and Blueprint do not undertake any obligation to update or revise any forward-looking information or statements.

Exhibit No.	Description

99.1	Post on employee portal to certain Sanofi employees from Brian Foard, dated June 2, 2025.

99.2	Post on employee portal to Sanofi research and development organization from Houman Ashrafian, dated June 2, 2025.

99.3	Social media posts on Sanofi’s LinkedIn and X accounts, dated June 2, 2025.

99.4	Slide deck presented on investor relations call, dated June 2, 2025.

99.5	Post on employee portal to Sanofi employees, dated June 2, 2025

99.6	Investor Relations call transcript, dated June 2, 2025